PRESS RELEASE
CZN-TSX CZICF-OTCBB	July 18, 2007

Canadian Zinc Announces $10 Million Private Placement with Sprott Asset Management Inc.

Toronto - July 18, 2007 - Canadian Zinc Corporation (“TSX:CZN”) is pleased to announce it has agreed to a private placement financing, subject to regulatory approval, with Sprott Asset Management Inc. on behalf of accounts managed by Sprott for $10,000,250 in Units, at a price of $0.85 per Unit, for 11,765,000 Units with each Unit consisting of one common share and one half share purchase warrant, each full warrant exercisable at a price of $1.20 per share for two years.

Upon completion of the financing, accounts managed by Sprott Asset Management Inc. will hold approximately 9% of the Company shares. Sprott has stated that the securities are being held for investment purposes and depending on market and other conditions, Sprott may from time to time in the future increase or decrease its ownership, control or direction over the shares of Canadian Zinc Corporation, through market transactions, private agreements or otherwise.

The proceeds from the private placement will be added to the Company’s working capital and used for the ongoing exploration and development of the Prairie Creek Mine Project where the Company is currently driving a new exploration decline alongside the main vein that is advancing to the north and where 42 holes of underground drilling totaling 8,217 metres on seven 50 metre sections took place in Phase One over the past six months. The high-grade results, encountered in the drilling of these sections may be reviewed in previous news releases issued over the past six months and filed on SEDAR. (See press releases dated January 9, March 5, March 22, April 24, June 43 and July 5, 2007). The following are selected highlights:

Hole #22	- 4.92 metres @ 15.44% Pb; 19.75% Zn and 282 Ag/t
Hole #32	- 4.89 metres @ 25.83% Pb; 9.13% Zn and 561 Ag/t
Hole #40	- 5.17 metres @ 24.35% Pb; 7.72% Zn and 242 Ag/t

This drilling will increase confidence in tonnage and grade, and will enable a NI 43-101 report to be generated that will include a new resource estimate. Minefill Services Inc. has been commissioned to prepare the report.

During Phase Two of the 2007 underground exploration programme, which will commence shortly, the decline tunnel will be extended within the hanging wall of the vein a further 250 metres to establish an additional five drill stations. In preparation for this decline extension underground ventilation, electrical, ground support and equipment are now being upgraded and mining of the decline extension will recommence in mid July 2007, with underground drilling of the next five sections expected to recommence about September 2007.

Concurrent with the underground exploration program, the Company has initiated an aggressive, 3000 metre helicopter-mounted surface drilling program to explore surface mineralized zones along the strike of mine mineralization. (See press release July 12, 2007) These zones, largely undrilled, extend over a strike length of 16 kilometres, and have returned significant zinc, lead and silver values, including last year’s skid-mounted drill hole PC06-167 on Zone 8, located approximately five kilometers south of the Prairie Creek mine site, that recorded 2.7 metres of 18.36% lead, 14.68% zinc, and 297 gpt silver.

About Canadian Zinc Corporation

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

At June 30, 2007 the Company held cash of approximately $25 million and has 108,442,950 common shares outstanding which trade on the Toronto Stock Exchange under the symbol “CZN”.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com  Website:  www.canadianzinc.com